UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 24, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Second Quarter 2018 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

UBS

Second quarter

2018 results

UBS

July 24, 2018

2Q18 net profit[1] +9% to CHF 1.3bn

CHF / USD

Strong quarter driven by GWM and the IB

+12%
+10%
1.7
GWM
+18%
+16%
P&C
+3%
AM
(8%)
IB
+26%
+24%
2Q18 reported PBT
2Q17 reported PBT

Returns
16.7% adjusted RoTE
excl. DTAs

Growth
Net profit[1] +9%
to 1,284m

Capital strength and discipline
Passed CCAR / DFAST
Moody's upgrade

UBS

Numbers in CHF unless otherwise indicated, refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net profit attributable to shareholders

2

1H18 net profit[1] +15% to CHF 2.8bn

CHF / USD

Strong momentum across our businesses

+14%
+17%
3.7
+19%
+22%
+2%
(3%)
+24%
+28%
1H18 reported PBT
1H17 reported PBT

GWM: **10-year highs** in recurring net fee income, NII, invested assets, mandate penetration and loans

P&C: **Strong growth in recurring revenues** offset interest headwinds; **investing in digital**

AM: **5% PBT growth excl. fund services disposal; 10-year high in invested assets** of >800bn; growth in net new run rate fees

IB: **Excellent adjusted RoAE at 24%**; strong Equities and FRC; disciplined resource management

Returns
17.3% adjusted RoTE excl. DTAs

Growth
Net profit[1] +15% to 2,798m

Efficiency
Cost/income ratio (240)bps to 75.8%

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net profit attributable to shareholders

3

Generated 3bn in capital in 1H18

Strongest 1H CET1 capital generation[1] since the implementation of Basel III

Strong capital generation

550
~1,300
1,146
1H18

Repurchased 35m shares in 2Q18

Dividend accrual in line with stated policy

1.1bn increase in CET1 capital

Strong capital position

13.4%
3.75%
CET1 capital ratio
CET1 leverage ratio

	CET1 capital ratio	CET1 leverage ratio
Expectation 2018-2020:	~13%	~3.7%

Numbers in CHFm unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Based on the Swiss SRB Basel III fully-applied definition of CET1 capital; before dividend accruals and buy-back

UBS 4

Uniquely positioned with leading franchises

Unique combination of growth and attractive returns

Global Wealth Management

- **World's leading and only truly global wealth manager; #1 in global UHNW**
- Superior long-term growth prospects

Personal & Corporate Banking

- **At the core of the leading universal bank in Switzerland**
- Largest player in an attractive and profitable market

Asset Management

- **Diversified and well positioned in key growth areas**
- Highly cash flow-generative with strong returns on equity

Investment Bank

- **Excellence in areas of focus**
- Client-focused, capital-light model with attractive risk-adjusted returns

UBS

5

Diversified by business and by region

CHF / USD

Well positioned in the largest and fastest-growing markets

PBT contribution[1]

1H18

Investment Bank
Global Wealth Management
Asset gathering
Personal & Corporate Banking
Asset Management

Switzerland
Americas
Asia Pacific
EMEA

PBT

1,129
1,342
Americas
+19% / +22%
766
1,037
Asia Pacific
+35% / +39%
1H17
1H18

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excluding Corporate Center and region "Global", refer to slide 34 for details on regional numbers

Delivering high quality revenue growth

Underpinned by disciplined resource management and risk control

Business division operating income

48%
52%
43%
57%
12.8
15.6
Transaction-driven revenues[1]
Recurring revenues[2]
6.1
6.7
6.7
8.9
+2.2bn
5% CAGR
1H12
1H13
1H14
1H15
1H16
1H17
1H18

Rated Aa3/A+/AA-
by major credit rating agencies[3]

<0.03% average cost of credit[4]
FY12-FY17

~1%
level 3 assets[5]

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Transaction-based income, other income and CLE in GWM and P&C, performance fees in AM, and all IB operating income; 2 Recurring net fee income and NII in GWM and P&C, and management fees in AM; 3 UBS AG long-term senior unsecured debt ratings as of 23.7.18 by Moody's Investor Services, S&P Global, and Fitch Ratings, respectively; 4 Calculated as credit loss expense as a percentage of loans; 5 As a percentage of total assets

UBS

7

Substantial costs to fulfill regulatory requirements

Approaching peak funding and regulatory costs

Total loss-absorbing capacity

Swiss SRB as of 1.1.20

+52
81
37
Gone concern loss-absorbing capacity
11
AT1
29
Tier 2
4
25
34
CET1
31.12.12²
30.6.18

TBTF[1]-related funding costs

+0.7
0.5
1.2
FY12
FY17

Regulatory costs

+1.4
1.6
Temporary
Permanent
0.2
FY12
FY17

Examples of large programs:
Legal entity changes including UBS Switzerland AG and UBS Americas Holding LLC (IHC), CCAR, MiFID II, derivatives reform, FATCA/AEI, IFRS9, BCBS 239, prudential requirements, Brexit and FRTB

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Too big to fail 2; 2 Pro-forma information based on Swiss SRB Basel III rules applicable as of 1.1.13. Refer to the Capital Management section in the Annual Report 2013 for more information

8

Maximizing returns

UBS is highly capital-efficient; focused on costs to maximize returns

Cost efficiency
Cost/income, FY17
30%
40%
50%
60%
70%
80%
90%
100%
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
Higher RoTE
Efficiency indifference curves
Revenues/RWA, FY17
Capital efficiency
UBS
Peers¹

Business mix and geographic footprint drive comparatively high capital efficiency and structurally higher cost/income ratio

Further improvements in cost efficiency to drive increase in RoTE

Adjusted for one-offs including litigation; not adjusted for restructuring costs
1 Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Julius Baer, Morgan Stanley and Standard Chartered

9

Driving down the Group cost/income ratio

Permanent focus on cost efficiency

Group cost/income ratio

Illustrative

+5 ppts
Regulatory costs ~1.4bn p.a.
+2 ppts
TBTF[1]-related funding costs ~0.7bn p.a.
78%
Efficient revenue growth
Continued cost optimization
Optimize regulatory costs
Liquidity management optimization
Investments incl. technology
<75%
2012-2017 reg. cost inflation
FY17
Target 2018-2020

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Too big to fail 2

10

Global Wealth Management

Tangible growth levers, investing in options for the future

US opportunity
Capture growth in the largest wealth pool globally

US persons
Serve US persons globally

Latin America
Execute booking center agnostic offering

Global initiatives

Products

Mandates
Increase mandate penetration

Lending and banking products
Continued growth

Segments

Global Family Office
Add further scale

UHNW
Align global UHNW offering

Optimization and discipline

Cost efficiency
Discipline on costs

Technology
Optimize platforms, enable growth

China onshore
Close gaps in license portfolio

APAC excl. China onshore
Leverage leading position and capture growth

UBS

11

Targeting 10% PBT growth in Asset Management

Profitable organic growth strategy with six clear priorities

Active and alternative investments
Passive and alternative beta
One UBS AM
Platform services

Sustainable and impact investing

- Doubled sustainability-focused invested assets since 2016
- #1 provider of sustainability ETFs in Europe with 37% market share

Passive

- >50% invested asset growth since end-2016
- #2 passive player in Europe
- 9% projected market growth 2016-2021[1]

China

- Obtained private fund management license in 2017; launched first onshore fund
- ~35% IA growth since end-2016
- #1 ranked foreign asset manager in China[2]
- 14% projected market growth 2016-2021[3]

Wholesale and platform services

- Leveraging AM's best investment products globally for wholesale clients
- Coupled with AM's leading platform and digital capabilities
- 7% projected market growth 2016-2021[4]

Investment solutions

- Leverage depth and breadth of AM's global offering across traditional and alternative asset classes
- 9% projected market growth 2016-2021[1]

Operational excellence

- Technology to drive efficiencies, transform client interaction and facilitate data-driven investing
- Ongoing cost actions in targeted areas

UBS

1 BCG, The innovator's advantage, 2017; 2 Z-Ben Advisors 2018 China Rankings: The top foreign firms in China, 2018; 3 Addressable market for foreign companies, Cerulli Global Markets 2017 and the Asset Management Association of China (AMAC); 4 EMEA and APAC, Cerulli Global Markets 2017

12

Leader in Swiss digital banking

Strong business growth supported by continuous innovation in best-in-class digital offering

Higher satisfaction levels among active digital clients[1,2,3]

~80% higher average revenues for active[4] digital clients[2,3]

>60% lower attrition for active[4] digital clients[2,3]

Acceleration of mobile banking usage following Access app[5] launch

>100% increase in mobile payments YoY[6]

>60% increase in Swiss Wealth Management Online users YoY[6]

UBS

1 Survey by CBI Schweiz, commissioned by UBS, 2017, personal banking only; 2 Compared to non-digital clients, which are clients that did not log in for 30 days; 3 Personal banking clients aged 18-59, excl. rental deposits and single-purpose accounts, 1Q18; 4 Clients using the Access app; 5 Two-factor identification app that allows clients to log in to online and mobile banking without a special log-in device; 6 1H18 vs. 1H17

13

Transforming to a digital Investment Bank

We have a proven track record on innovation, with a tradition of excellence

UBS Neo

Award-winning multi-channel platform built on the latest web technology

26 Awards received since 2013

60+ Applications available

>6m Research and sales articles were read on UBS Neo in 2017

Research

UBS Evidence Lab – innovative data-driven research drives differentiated product

Digital footprint analysis — Quantitative market research — Geospatial analysis — Data science

Electronic execution

Pioneer in electronic execution capability – positioned in the Top 3 globally

24hr Global coverage model

110+ Trading venues covered globally

Financial News Trading & Technology Awards	#1	Sellside Electronic Execution Department of the Year in Europe, 2018
Extel Survey	#1	Pan European Brokerage Firm for Trading & Execution, 2018

UBS

14

Unlocking our full potential

Growing today

- 1H18 **net profit**[1] **+15% YoY**, RoTE[2] >17%
- **~3bn capital accretion** in 1H18 and growing capital returns

Capturing future growth

- GWM – Deliver a truly **global UHNW offering**
- GWM – Serve **US persons** wherever they are
- GWM / IB – Accelerate **GFO growth**
- GWM / IB / AM – **China** Onshore

Prioritizing technology

- **1bn incremental technology spend** 2018-2020 to support sustainable profit growth
- **YTD technology spend** includes investments in P&C digitization, Advice Advantage, IB research transformation

Staying disciplined

- Reported **cost/income ratio down 240bps** vs. 1H17 to 75.8%
- GWM and AM cost measures to deliver **~125m in annual net savings** by end-2018

UBS is fit for the future and focused on sustainable growth in profits and capital returns

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net profit attributable to shareholders; 2 Excluding deferred taxes and deferred tax assets

15

Save the date – Investor Update, October 25, 2018

5 Broadgate, London

UBS

16

UBS Group AG results (consolidated)

	2Q17	1Q18	2Q18
Total operating income	7,269	7,698	7,554
Total operating expenses	5,767	5,725	5,875
Profit before tax as reported	**1,502**	**1,973**	**1,679**
of which: adjusting items	(173)	97	(129)
of which: net restructuring expenses treated as an adjusting item	(258)	(128)	(114)
of which: net foreign currency translation gains/(losses)	(22)		(15)
of which: gains on sale of financial assets at fair value through OCI	107		
of which: credit related to changes to the Swiss pension plan		225	
Adjusted profit before tax	**1,675**	**1,876**	**1,808**
of which: net expenses for litigation, regulatory and similar matters	(9)	11	(131)
of which: UK bank levy	46		45
Tax expense/(benefit)	327	457	394
Net profit attributable to non-controlling interests	1	1	1
Net profit attributable to shareholders	**1,174**	**1,514**	**1,284**
Diluted EPS (CHF)	0.31	0.39	0.33
Adjusted return on tangible equity excl. deferred taxes and DTAs (%)[1]	15.9	17.8	16.7
Total book value per share (CHF)[2]	13.92	13.62	13.62
Tangible book value per share (CHF)[2]	12.25	11.97	11.90

UBS

Numbers in CHFm unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 17 of the 2Q18 report for more information; 2 2.4bn reduction in IFRS equity in 2Q18 from the payment of the dividend for the 2017 financial year

17

Global Wealth Management

CHF / USD

Best second quarter and first half PBT for a decade; 2Q reported PBT +18% YoY

	2Q17	1Q18	2Q18	Change	
Profit before tax m	1,013	1,126	1,084	+7% +5%	**Sustainable profit growth**
Operating income m	3,959	4,195	4,157	+5% +3%	**Ten-year highs in NII and recurring net fee income**
Invested assets bn	2,149	2,302	2,372	+10% +7%	**Record invested assets**
Mandate volume bn	697	763	791	+13% +10%	**Record mandate volume and penetration**
Loans bn	158	172	176	+11% +8%	**Record loan volume**
Cost/income ratio %	74.4	73.2	73.9	(0.5)ppts	**Improved efficiency while accelerating investments**

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation 18

Global Wealth Management

CHF / USD

Highest net interest and recurring net fee income for a decade

Recurring revenues
% of income
80
79
83
Net interest income
+10% / +8%
986
1,018
1,081
10 year record
Recurring net fee income
+9% / +7%
2,164
2,283
2,350
10 year record
Transaction-based revenues
(10%) / (11%)
796
880
718
Challenging market conditions, notably in the Americas and APAC
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

UBS Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

19

Global Wealth Management

CHF / USD

Net interest income highest in 10 years on loan growth and higher USD net interest margin

Net interest income
m
2Q17
986
Loans
~55
Deposits
~90
Interest rate hedge portfolio expiry and higher funding costs
(50)
2Q18
1,081
+10% / +8%

Volume
End of period, bn
158
176
+11% / +8%
263
268
+2% / (1%)
2Q17
2Q18

NII increase driven by volume growth, primarily in APAC and UHNW

NII increase driven by USD margin expansion, in the US and international markets

Net interest income up in all regions

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

20

Global Wealth Management

CHF / USD

Steady growth in mandates driving 10-year record recurring net fee income

Mandate volume

End of period, bn

583
617
697
791
+13%
+10%
1H15
1H16
1H17
1H18

		YoY
Americas	480	+16% / +12%
APAC	48	+25%
EMEA	189	+7%
Switzerland	74	+11%

Record mandate penetration

33.3%

Recurring net fee income

m

4,188
4,123
4,292
4,633
+8%
+10%
1H15
1H16
1H17
1H18

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

21

Global Wealth Management

CHF / USD

Strong profit growth in the Americas and UHNW; fastest revenue growth in APAC

	Americas		APAC		EMEA		Switzerland		o/w Global UHNW[1]	
	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18
Profit before tax m	+16% / +15%		+4%		+3%		(3%)		+30%	
	335	389	213	223	298	308	179	173	183	237
Cost/income %	84	83	61	63	66	66	54	57	72	68
Invested assets m	+10% / +6%		+22%		+5%		+8%		+20%	
	1,143	1,257	319	387	494	518	191	207	543	650
Operating income	+5% / +4%		+10%		+3%		+1%		+13%	
Operating expenses	+3% / +2%		+13%		+3%		+5%		+6%	
Loans	+7% / +4%		+28%		+6%		+5%		+24%	
Net new money, bn	(6.1) / (6.3)	(7.0) / (7.1)	9.6	2.2	2.5	0.0	1.7	4.4	6.8	2.7

UBS

Numbers are in CHF and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; excludes minor functions with 127 advisors, 3bn invested assets and (0.8)bn net new money

1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients shifting into and out of Global UHNW

22

Personal & Corporate Banking

Strong business momentum and management actions offset interest rate pressure

Profit before tax
379
436
428
393
378
Cost/income ratio
58%
55%
57%
58%
58%
Operating income
935
971
986
947
933
272
285
284
282
275
525
522
525
507
509
151
149
155
154
157
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
2Q17
3Q17
4Q17
1Q18
2Q18

Highest recurring net fee income since 2008 driven by higher volumes for bundled products and investment funds

Stable operating expenses, including ~70m in digitization YTD

Net interest income stable QoQ despite funding headwinds

Strong net new business volume of 3.9%[1] for Personal Banking, supported by highly successful digital offering

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized growth

23

Asset Management

Solid performance on ten-year high in invested assets; cost actions to support PBT growth

Profit before tax
133
153
116
108
126
Cost/income ratio
72%
69%
75%
76%
72%
Operating income
479
36
443
494
38
456
469
27
442
441
14
427
458
19
439
Net management fees
Performance fees
+15%
Invested assets
End of period, bn
703
744
776
792
810
2Q17
3Q17
4Q17
1Q18
2Q18

Solid performance 1% growth in PBT excl. fund administration disposal in 4Q17

Strongest net new run rate fees since 2Q15 led by a strong contribution from the wholesale business

Implemented cost measures in 2Q18

Investing in our strategic focus areas and differentiated capabilities

Highest invested assets in a decade

UBS Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

24

Investment Bank

CHF / USD

Excellent PBT growth; strong Equities and FRC with disciplined resource management

Profit before tax
+44%
+42%
419
352
168
629
605
Cost/income ratio
78%
81%
86%
72%
72%
Operating income
1,919
1,800
1,697
2,308
2,171
732
720
643
825
624
293
294
262
400
502
901
784
871
1,097
1,050
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
2Q17
3Q17
4Q17
1Q18
2Q18

44% PBT growth driven by 13% revenue increase and strong operating leverage

Cost/income ratio improved 6 ppts on continued cost discipline; best 2Q since 2013

Corporate Client Solutions (15%) / (16%) on lower ECM revenues compared with a very strong prior-year quarter

High quality FRC +72% / +69%; up >1/3 excluding ~100m mainly related to previously deferred day-1 profits, with increases in all products and all regions

Very strong Equities +17% / +15% with increases in all products and all regions

23% RoAE; market risk RWA down 9bn QoQ on lower VaR

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

25

Corporate Center

CC – Services

Costs before allocations

1,912
2,047
2,044
Technology and risk control
801
933
955
Other costs
1,111
1,114
1,089

CC – Group Asset and Liability Management

Total risk management net income after allocations

(33)
(169)
(129)

CC – Non-core and Legacy Portfolio

PBT

(51)
(11)
(17)
2Q17
1Q18
2Q18

Services 154m higher costs in technology and risk control; other costs (2%)

Group Asset and Liability Management structural risk management net income after allocations improved QoQ

Non-core and Legacy Portfolio de minimis impact on the bottom line; NCL LRD <2% of Group LRD

UBS Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

26

Workforce management

Insourcing roles drives improved efficiency and effectiveness

UBS Group | 2Q18 vs. 3Q17

Headcount, end of period

87,146
86,564
86,179
26,350
24,027
22,495
60,796
62,537
63,684
3Q17
1Q18
2Q18
(967)
(3,855)
+2,888

Corporate Center – Services[1] | 2Q18 vs. 3Q17

Headcount, end of period

48,892
48,072
47,906
23,749
21,506
20,125
25,143
26,566
27,781
3Q17
1Q18
2Q18
(986)
(3,624)
+2,638

Internal staff External staff

UBS

1 Includes Group COO functions including technology, operations and HR, Group CEO functions including communications and branding and regulatory relations, control functions including risk control and finance, and BoD functions including internal audit

27

Capital and leverage ratios

Strong capital position

Loss-absorbing capacity

bn
Total loss-absorbing capacity (TLAC)
73.8
81.5
Gone concern loss-absorbing capacity
33.2
36.5
AT1
8.8
11.1
Going concern capital
CET1
31.9
33.8
30.6.17
30.6.18

Capital ratio

%
31.2
32.3
1.1.20 Capital ratio requirements
TLAC requirement with 2017 rebate[1,2]
26.6%
14.0
14.5
Going concern requirement[2]
3.7
4.4
14.3%
CET1 requirement[2]
10.0%
13.5
13.4
30.6.17
30.6.18
RWA, bn
237
252

Leverage ratio

%
1.1.20 Leverage ratio requirements
9.3%
8.57
9.03
3.85
4.05
5.0%
3.5%
1.02
1.23
3.70
3.75
30.6.17
30.6.18
LRD, bn
861
902

UBS

Numbers in CHF unless otherwise indicated; refer to slide 35 for details on Basel III numbers and FX rates in this presentation. Refer to the "Capital management" section of the 2Q18 report and the "Capital management" section of the 2017 Annual Report for more information.
1 Gone concern requirement of 5% of LRD subject to a rebate of up to 2% of LRD based on improved resolvability. FINMA granted a rebate on the gone concern requirement of 35% of the aforementioned maximum rebate in 2017, which resulted in a reduction of 2.0 percentage points for the RWA-based requirement and 0.7 percentage points for the LRD-based requirement. As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD by 1.1.20; 2 Excludes the effect of countercyclical buffers for capital ratio

28

Corporate Center – Group ALM

Structural risk management net income after allocations improved QoQ

	2Q17	1Q18	2Q18	YoY	QoQ	
Operating income	(72)	(204)	(169)	*(97)*	*+34*	
o/w business division-aligned risk management	166	130	119	*(47)*	*(10)*	Fully allocated
o/w capital investment and issuance	(27)	(69)	(101)	*(74)*	*(33)*	
o/w group structural risk management	(121)	(249)	(228)	*(107)*	*+21*	Partially allocated
o/w allocated	(88)	(80)	(99)	*(11)*	*(19)*	
o/w risk management net income after allocations[1]	(33)	(169)	(129)	*(97)*	*+40*	
o/w non-allocated revenues[2]	(40)	(34)	(40)	*0*	*(6)*	Not allocated
Operating expenses	9	18	20	*+12*	*+3*	
Profit before tax	**(81)**	**(222)**	**(190)**	***(109)***	***32***	

(169)
1Q18
~55
1Q18:
~40m loss
2Q18:
~15m gain
MtM P&L from changes in US Treasury-OIS spreads
~(20)m impact from wider LIBOR/OIS spread
~(20)m impact from tighter cross currency basis spreads
~(35)
Higher costs of centrally managing liquidity and funding portfolios[3]
19
Allocations to BDs and other CC units based on risk consumption
(129)
2Q18

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Retained income from risk management activities can vary significantly quarter on quarter dependent on funding consumption, interest rates, interest rate basis spreads and currency effects. Over time, we expect it to average around negative CHF 100 million per quarter; 2 Includes accounting asymmetries which are expected to mean-revert to zero over time, hedge accounting ineffectiveness and other; 3 Includes the FX hedging costs that were reclassified in 1Q18

30

Swiss SRB leverage ratio requirements

UBS leverage ratio balance[1]

%

TLAC-eligible senior unsecured debt[2]
Tier 2[3] grandfathered
AT1[4] including grandfathered
Low-trigger AT1[4]
High-trigger AT1
CET1
2.89
3.30
0.96
0.74
0.27
0.26
0.75
0.97
3.70
3.75
5.7
30.6.17
30.6.18
LRD, bn
861
902

1.1.20 requirements

%

2.0
3.0
3.5
5.0
1.1.20

TLAC-eligible debt

- 3.30% (29.8bn) UBS Group AG TLAC bonds[2]
- 5% gone concern requirement subject to a rebate of up to 2.0 percentage points based on improved resolvability
  - FINMA granted a rebate on the gone concern requirement of 35% of the maximum rebate in 2017, which resulted in a reduction of 0.7 percentage points for the LRD-based requirement
  - As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD by 1.1.20

AT1 capital[4]

- 1.23% (11.1bn) comprising 8.8bn existing high-trigger AT1, of which 1.7bn employee deferred contingent capital plan (DCCP), and 2.4bn grandfathered low-trigger AT1[5]
- 1.98% (17.9bn) when including 6.7bn grandfathered T2[3] which may be replaced with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.75% (33.8bn) CET1 ratio

Numbers in CHF unless otherwise indicated; refer to slide 35 for details on Basel III numbers and FX rates in this presentation
1 Based on Swiss SRB rules as of 1.1.20 for LRD, CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Also includes non-Basel III-compliant tier 2 capital which qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 3 Tier 2 instruments can be counted towards going concern capital up to the earliest of their maturity or first call date or 31.12.19. From 1.1.20, these instruments are eligible to meet the gone concern requirement until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 30.6.18, 6.7bn of low-trigger T2 has a first call and maturity date after 31.12.19; 4 Going concern requirement can be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital. Any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirement, this requirement may be reduced by up to 1% for the LRD-based ratio; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date, even if the first call date is after 31.12.19

UBS

31

Reported and adjusted performance

Performance by business division and Corporate Center unit – reported and adjusted[1,2]

	For the quarter ended 30.6.18							
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	4,157	933	458	2,171	(78)	(185)	98	7,554
of which: net foreign currency translation losses[4]						*(15)*		*(15)*
Operating income (adjusted)	4,157	933	458	2,171	(78)	(169)	98	7,569
Operating expenses as reported	3,120	566	357	1,602	94	21	116	5,875
of which: personnel-related restructuring expenses[5]	*3*	*1*	*15*	*2*	*43*	*0*	*0*	*63*
of which: non-personnel-related restructuring expenses[5]	*5*	*0*	*3*	*3*	*39*	*0*	*0*	*51*
of which: restructuring expenses allocated from CC – Services[5]	*39*	*9*	*8*	*32*	*(88)*	*0*	*1*	*0*
Operating expenses (adjusted)	3,073	556	331	1,566	100	20	115	5,761
of which: net expenses for litigation, regulatory and similar matters[6]	*52*	*0*	*0*	*2*	*0*	*0*	*76*	*131*
Operating profit / (loss) before tax as reported	1,037	368	101	569	(172)	(206)	(18)	1,679
Operating profit / (loss) before tax (adjusted)	1,084	378	126	605	(178)	(190)	(17)	1,808

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations; 2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period; 3 Corporate Center Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units; 4 Related to the disposal of foreign subsidiaries and branches; 5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management. 6 Includes recoveries from third parties (2Q18: CHF 10 million)

UBS

32

Regional performance

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18
Operating income	GWM	2.2	2.3	0.5	0.6	0.9	0.9	0.4	0.4	0.0	0.0	4.0	4.2
	P&C	-	-	-	-	-	-	0.9	0.9	-	-	0.9	0.9
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.0)	(0.0)	0.5	0.5
	IB	0.7	0.8	0.5	0.6	0.6	0.6	0.2	0.2	(0.0)	(0.0)	1.9	2.2
	CC	-	-	-	-	-	-	-	-	(0.1)	(0.1)	(0.1)	(0.1)
	Group	**2.9**	**3.2**	**1.1**	**1.3**	**1.5**	**1.6**	**1.7**	**1.7**	**(0.1)**	**(0.2)**	**7.2**	**7.6**
Operating expenses	GWM	1.8	1.9	0.3	0.4	0.6	0.6	0.2	0.2	0.0	0.0	2.9	3.1
	P&C	-	-	-	-	-	-	0.6	0.6	-	-	0.6	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.3
	IB	0.5	0.6	0.4	0.4	0.5	0.5	0.1	0.1	(0.0)	(0.0)	1.5	1.6
	CC	-	-	-	-	-	-	-	-	0.2	0.2	0.2	0.2
	Group	**2.4**	**2.5**	**0.8**	**0.8**	**1.1**	**1.2**	**1.0**	**1.0**	**0.2**	**0.3**	**5.5**	**5.8**
Profit before tax	GWM	0.3	0.4	0.2	0.2	0.3	0.3	0.2	0.2	(0.0)	(0.0)	1.0	1.1
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	(0.0)	0.1	0.1
	IB	0.1	0.3	0.1	0.2	0.1	0.1	0.1	0.1	(0.0)	(0.0)	0.4	0.6
	CC	-	-	-	-	-	-	-	-	(0.3)	(0.4)	(0.3)	(0.4)
	Group	**0.5**	**0.7**	**0.3**	**0.4**	**0.4**	**0.4**	**0.7**	**0.7**	**(0.3)**	**(0.5)**	**1.7**	**1.8**

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

33

Performance targets and capital guidance 2018–2020

	Cost/income ratio[1]	Profitability & growth[1]	Capital & resource guidance
Group	<75%	~15% RoTE[2] excl. DTAs	~13% fully applied CET1 capital ratio ~3.7% fully applied CET1 leverage ratio
Global Wealth Management	65-75%	10-15% PBT growth[3] 2-4% NNM growth	
Personal & Corporate Banking	50-60%	1-4% net new business volume (personal banking) 150-165bps net interest margin	
Asset Management	60-70%	~10% PBT growth[3] 3-5% NNM growth excl. money market flows	
Investment Bank	70-80%	>15% RoAE[4]	RWA and LRD ~1/3 of Group[5]

UBS

Refer to slide 35 for details on adjusted numbers, Basel III numbers and FX rates in this presentation 1 Annual targets; cost/income ratio, PBT growth and return targets are on an adjusted basis; 2 Return on tangible equity; 3 Over the cycle; 4 Return on attributed equity; 5 Including RWA and LRD directly associated with activity that Corporate Center – Group ALM manages centrally on the Investment Bank's behalf; proportion may fluctuate around this level due to factors such as equity market levels and FX rates

34

Important information related to this presentation

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 2Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

35

Second quarter 2018  results

24 July 2018

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Sergio P.  Ermotti

Slide 1 – Cautionary statement regarding forward-looking statements

Thank you, Caroline.

Slide 2 – 2Q18 net profit +9% to CHF 1.3bn

Let me first touch briefly on our strong performance this quarter, and then I'll cover some highlights of the first half of the year and our plans for the future.

Q2 net profit increased 9% to nearly 1.3 billion francs with strong growth in Global Wealth Management and the Investment Bank. In Personal and Corporate, momentum was good, as profit increased. Reported profits in Asset Management were impacted by a business disposal in Q4 ‘17.

Kirt will cover the quarterly results in detail later.

Slide 3 – 1H18 net profit +15% to CHF 2.8bn

Strong performance in the 2Q contributed to a very good first half, with net profit up 15% to 2.8 billion.

Global Wealth Management's reported profit reached 2.2 billion, the highest in 10 years.

The Investment Bank was strong across the board, with 24% adjusted return on attributed equity.

Personal & Corporate maintained its good business momentum, despite interest rate headwinds.

In Asset Management, we saw a rebound in normalized profits and invested assets reached a decade high.

To conclude, we had two consecutive quarters of returns well above the 15% return on tangible, and we brought down our cost income ratio by 240 basis points.

Slide 4 – Generated 3bn in capital in 1H18

We have generated around 3 billion francs of CET1 capital in the first six months, the most in any first half since we began the implementation of Basel 3.

We added 1.1 billion to our capital base, while accruing for the 2018 dividend in line with our dividend policy.

In Q2, we also bought back 550 million worth of our shares, achieving the target we set for 2018. Any additional share repurchases this year will depend on business and capital development.

Slide 5 – Uniquely positioned with leading franchises

So now on our strengths and plans for the future.

As you know, UBS is the largest and the only truly global wealth manager, with a strong footprint and excellent growth dynamics in the world's most attractive markets. This is what makes UBS unique.

We can also rely on very strong and stable earnings from our Personal & Corporate business as part of our leading universal bank in Switzerland.

In Asset Management, we are focused both on areas with high growth potential and attractive margins

Similarly, our Investment Bank excels in the areas where it has chosen to compete and is a leader when it comes to resource efficiency and returns.

All our businesses are critical to the success of our strategy, and each of them is a source of competitive advantage for the others.

Slide 6 – Diversified by business and by region

You've seen UBS delivering good profits in a variety of conditions in recent years. This speaks to the resilience and diversification of our earnings in difficult times and is also a result of our investments over the years. We continue to see significant potential in the world's largest and fastest growing markets.

The geographic and business diversity comes at a cost, which is structurally higher than many of our peers. Having said that, these costs are more than offset by the superior prospects and returns of our model.

Slide 7 – Delivering high quality revenue growth

Looking at revenues, we have added 2.2 billion to recurring income over the past 6 years, or 5% compounded, and today, almost 60% of revenues are recurring in nature. At the same time, we have refocused all our businesses on risk-adjusted returns and efficient use of resources. Transaction income also grew, despite margin pressure, risk-aversion and low volatility environment.

Because our business is capital light and also because of our risk discipline, credit losses have been minimal, which speaks to the quality of our credit book.

And finally, I'd like to highlight that UBS is one of the best rated large global banks.

Slide 8 – Substantial costs to fulfill regulatory requirements

Here are some examples of the costs associated with our global and diversified business model.

The 52 billion we have built in TLAC since 2012 has led to an increase in funding costs of around 700 million per annum.

In addition, the implementation of new regulations has also been costly. We are now spending over a billion and a half on regulatory matters every year. The inflow of new regulation has been well above anything we could have anticipated and some of the associated cost is more permanent in nature.

The latest example that will cost us over 100 million is Brexit.

Naturally, we continue to actively work to bring more efficiency to overall regulatory spend.

Slide 9 – Maximizing returns

Our philosophy in managing the trade-off between cost / income and capital efficiency on an absolute and relative basis is best reflected on this chart. Our model is very capital efficient, comes with a structurally higher cost / income ratio; however, generates superior overall returns.

Of course, we are working to improve on both fronts in order to move to the next efficient frontier.

Slide 10 – Driving down the Group cost/income ratio

So how do we get there?

First and foremost, we need to keep growing the topline and here we have a range of strategic plans to add to the growth inherent to our business.

On costs, we have to focus on continuous improvement, as well as structural changes, including investing in technology, which will enable us to create sustainable efficiency.

We are taking some initial cost actions in the newly combined GWM as well as in Asset Management, which form part of our plans to improve efficiency and effectiveness.

We continue to reduce Corporate Center spend outside of tech and risk. Having said that, even within tech, we are doing some heavy lifting to insource staff to gain greater control and better efficiency.

Slide 11 – Global Wealth Management

As I mentioned in Q1, the creation of Global Wealth Management was a natural evolution of our business model. And it’s a story about growth. Having said that, of course, we are taking measures to optimize resource utilization in the new organization.

We already have an excellent position in terms of loans and mandate penetration. But we still have more scope to grow in both areas without compromising on risk or suitability standards.

Post-full implementation of FATCA and automatic exchange of information, we have a unique opportunity to expand our global offering to ultra-wealthy and Global Family Office clients, regardless of their domicile. For example, we are working on new avenues to link international clients into the Americas, and better serving US persons anywhere in the world. We are also working to fuel more growth in our GFO business by extending and scaling this highly successful joint venture between Global Wealth Management and the Investment Bank.

The key regional drivers of growth – Americas and APAC – remain intact and progress here continues to be excellent. We see onshore China as a critical long-term driver of growth and we're investing to capitalize on our strong position in the region.

And of course, technology remains an important part of the strategy. We are piloting and perfecting different client approaches. Technology will also help us to drive costs lower.

Slide 12 – Targeting 10% PBT growth in Asset Management

Many of you will be all too familiar with the pressures facing the asset management industry today.

Our Asset Management business has undergone a fundamental transformation over the past few years. We have refocused on areas of strength and worked to build our investment capabilities and target future growth areas.

As you can see on the slide, the business has six strategic priorities, of which five are focused both on high growth and attractive margin areas of the industry.

And complementing these initiatives, we're improving efficiency and operational excellence.

Slide 13 – Leader in Swiss digital banking

We are regularly asked to provide examples and quantify the benefits of technology investments. Here are some examples.

In Switzerland, we are running a multi-year program to digitize the bank covering front-to-back processes and improving the client experience. So far, we are very happy with our progress and clients' response. Our digital clients are more satisfied, have a more attractive revenue profile, and lower attrition rates. Digital penetration and service usage are also growing rapidly across both the personal bank and our Swiss wealth management client base, which is key for cost efficient growth. All this will help us to sustain our leadership position in Switzerland.

Slide 14 – Transforming to a digital Investment Bank

The investment bank broke new ground with its transformation to a client-focused and capital-efficient model and the results over the last few years speak for themselves.

Today, UBS is once again leading the charge, with our transformation into a digital investment bank. Over the last two years, we've invested in our electronic FX platform to enable faster and more competitive pricing. Since we launched the new technology in Q3 ‘17, we have seen a steady increase in volumes. The year-to-date revenues were up 27% above the previous year's and we have gained market share. Our Equities electronic platform is also growing dynamically, with revenues up nearly 40% in the first six months. UBS's position in this area is well recognized by clients and by industry surveys.

We have also invested in technology to support our research franchise. Evidence Lab is a key differentiator and allows our analysts to produce smarter and eye-opening research for our clients. We are using big data to bring a different and complementary take on traditional ways of valuing a company. Last year, we had over 6 million downloads of research and sales notes from our Neo platform.

Slide 15 – Unlocking our full potential

So all in all, we have had a very good first half of the year, which is a continuation of the trends we saw over the last few years.  We are well positioned to capture growth across all our businesses and regions where we operate.  We will continue to invest in a focused way in technology to drive an even better client experience and to help us achieve sustainable efficiencies.  All this will allow us to continue to grow our profitability and deliver our capital return targets.

Slide 16 – Save the date – Investor Update, October 25, 2018

I realize that fifteen minutes, half an hour is not enough to tell you about all the progress at UBS and our future plans. That's why we are planning to hold an Investor Update in London on October 25th. So I look forward to seeing you there, and with that, I'll hand over to Kirt, who will take you through the quarterly results.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 17 – UBS Group AG results (consolidated)

As usual, my comments will compare year-on-year quarters and reference adjusted results unless otherwise stated.

This quarter, we have adjusted for restructuring expenses of 114 million and 15 million of foreign currency translation losses.

Taxes for the quarter include a reversal of the provision of 13 million we took last quarter for BEAT, as following a continuing assessment of the new law's application, we no longer expect a material impact this year or for the foreseeable future.  I would also note that we are currently reviewing our DTA remeasurement process and expect to make any adjustments in the fourth quarter this year.

Slide 18 – Global Wealth Management

Global Wealth Management had another very good quarter, with ten-year record performances in net interest income and recurring net fee income, strong invested asset growth and record lending volume and mandate penetration.  We delivered 18% PBT growth on a reported basis, or 7% on an adjusted basis, despite lower client activity.

On the efficiency side, our reported cost-to-income ratio improved by 280 basis points, or 50 on an adjusted basis.

At the same time, we have absorbed material increases in incremental investment and regulatory-related spend.  This year, we have been investing in technology, building out our product suite in the US, and hiring advisors in APAC, resulting in over 175 million in incremental expenses compared with the first half '17.  In addition to this, we spent an incremental 90 million for regulatory developments.

As Sergio mentioned, we have also implemented a number of initial efficiency measures in the quarter, which we expect to result in a reduction of over 100 million by year-end, compared with the first half annualized.

Slide 19 – Global Wealth Management

Operating income increased by 5%, with 83% of our revenues recurring in Q2.  Net interest income and recurring net fee income were up 9% combined, benefitting from growth in invested assets, mandate penetration, deposit margins and loans.

Conversely, transaction-based income declined on muted client activity in both the Americas and Asia, as uncertainty weighs on client sentiment, compared with a more buoyant mood in the prior year.

Slide 20 – Global Wealth Management

Looking at net interest income in more detail, we saw 10% growth overall, driven by both deposits and loans.

Higher deposit net interest margin drove the larger share of the increase, as we have benefitted from US dollar rate rises outside of the US, as well as having maintained our deposit beta at relatively low levels through the retiering exercise we undertook in the US towards the end of last year.  It's likely that our deposit beta will increase with future rate rises, reducing the benefit we'd expect to realize in the US.

We've grown loans in all regions over the past year, and most notably in APAC, which was the largest contributor to the 11% increase in total lending balances.  We're also expanding our product suite in the Americas in jumbo mortgages and more tailored and specialized lending.

Partly offsetting these positive product results, we were impacted by the roll-off of interest rate hedges at the end of last year and higher funding costs.

Slide 21 – Global Wealth Management

We've seen a 9% increase in recurring net fee income, primarily as we have grown mandate products by almost 100 billion in the past 12 months, partly offset by the diminishing impact on recurring income from cross-border outflows in prior periods.

Slide 22 – Global Wealth Management

Moving to the regional view, Americas PBT increased by 16% on double-digit recurring fee income growth and strong net interest income.  Invested assets, loans, and managed account assets all increased.

The cost/income ratio decreased one percentage point from the prior year.  Costs increased only 3%, mainly on investments that we’ve made to further expand the product shelf and to deploy technology for our FAs and clients.  Total FA compensation was flat year-on-year, as higher grid-based compensation was mostly offset by the reduction in compensation commitments to FAs, as our focus on retention and productivity over recruitment is paying off.  Our FA productivity remains unrivalled.

In APAC, our revenues rose by 10% on strong net interest income and recurring net fee income growth, which offset weak transaction activity as mentioned earlier.  Costs were up 13%, reflecting an uptick in investments, including a 9% increase in advisors and our investments in China, both of which will take some time to bear fruit.  We also had an increase in expense for litigation and regulatory matters.

Our ultra-high net worth business demonstrated strong PBT growth of 30%, on double-digit growth across all regions, higher invested assets, and increases in all revenue lines.

After a very strong first quarter, this quarter’s net new money was atypical.  Outside the Americas, net new money was around six billion, as we had lower net inflows from ultra-high net worth clients, and very little net new lending.  In the Americas, there were 4.6 billion of tax-related outflows, and we also had a 4.4 billion, low margin outflow from a corporate employee share program.  That said, the underlying story is encouraging, as, excluding these items, US same store net new money was more than three times last year’s amount.  We continue to target 2 to 4% growth in Global Wealth Management.

Slide 23 – Personal & Corporate Banking

PBT in our Personal and Corporate business was 378 million Swiss francs, almost unchanged from the previous year, despite the material ongoing net interest income drag, as well as increased investment in technology.

Recurring net fees rose on higher volumes of bundled products and investment funds.  Transaction-based income increased on FX and referral fees.  Net interest income decreased by 16 million from the prior year, as increased deposit revenue was more than offset by lower banking book revenues and higher funding costs.

As mentioned before, we initiated a multi-year investment program to digitize our Swiss universal bank, where we've spent about 70 million year-to-date.  We expect both revenue and cost benefits to begin to accrue in 2019.

Net new business volume growth was strong at 3.9%, with increases in both client assets and loans.

Slide 24 – Asset Management

PBT for Asset Management was 126 million, down 7 million.  Normalized for the sale of our fund administration business in Q4, profits were up 1%.

Invested assets reached a decade high on strong net new money over the last 12 months, favorable markets and improved investment performance.  Furthermore, net new run-rate fees were the highest since 2Q15, led by a strong contribution from our wholesale business, which is one of our six strategic priorities.

Performance fees were lower in both alternatives and equities.  This was partly driven by the implementation of IFRS 15, which delays crystallization of a large proportion of our performance fees in Active Equities until the fourth quarter, as our investment performance held up well.

We have taken cost actions in the business in the second quarter to generate personnel cost savings of around 25 million by year-end.  We booked restructuring charges of 13 million in Q2 as a result, which we adjusted for.

Slide 25 – Investment Bank

Our IB delivered another excellent quarter, with 44% PBT growth, a 23% return on attributed equity, and very strong operating leverage.

On a regional basis, we had particularly strong performances in the Americas and Asia Pacific.

Within ICS, Equities increased 17% on higher revenues across all regions and products, with stronger client flows in Financing Services and Derivatives.  If we include corporate equity derivatives to be more comparable with peers, Equities rose 11%.

FRC had a strong quarter with revenues up 72% to over 500 million, partly due to the recognition of around 100 million, mainly related to previously deferred day-1 profits.  Excluding this, FRC revenues were up by more than a third, with increases in all regions and all products.

Corporate Client Solutions had a more subdued quarter, mainly as equity capital markets revenues were lower.

Costs were up just 4%, mostly on higher IT investments and regulatory expenses.  We reduced our cost-to-income ratio by 6 percentage points, demonstrating ongoing cost control.

We achieved these strong results while reducing our RWA sequentially, mainly due to a 9 billion reduction in market risk RWA on risk management actions taken during the quarter.

Slide 26 – Corporate Center

We’ve made progress in our Corporate Center this quarter.

Consistent with our objective, Services’ total costs were down 2%, excluding both technology, where we committed to invest, and risk control, where higher expenses were related to regulatory requirements.  As a reminder, over 95% of the 2 billion from Services was allocated to the divisions this quarter.

The factors we highlighted last quarter continue to impact Group ALM.  While there was an improvement in structural risk management quarter-on-quarter, Libor-OIS and FX basis spreads remain adverse.  We are progressing actions to improve our Group ALM results going forward.

Non-core and Legacy Portfolio posted a small loss of 17 million, including an additional litigation provision of 76 million and valuation gains on our auction rate securities portfolio.

Slide 27 – Workforce management

As part of our overall focus on efficiency and effectiveness, we have been insourcing jobs from third-party vendors to our Business Solutions Centers in recent quarters, primarily in technology.  Overall, we reduced our total workforce by nearly a thousand since September last year.

Slide 28 – Capital and leverage ratios

Our capital position remains strong, with our CET1 ratios comfortably above the 2020 requirements, and TLAC of over 81 billion.

To wrap up, we had a very good second quarter, contributing to a strong first half of 2018, and we are on track to deliver our financial targets.

With that, Sergio and I will open it up for questions.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 8-10 of the 2Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 17 of the 2Q18 report for more information..

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date:  July 24, 2018